UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

Back Yard Burgers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

05635W101

(CUSIP Number)

Reid M. Zeising

Chairman of the Board of Managers

BBAC, LLC

3060 Peachtree Road

Suite 1410

Atlanta, GA 30305

(404) 495-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Bryan E. Davis

Jones Day

1420 Peachtree Street

Atlanta, GA 30309

(404) 581-3939

September 30, 2007

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS BBAC, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 1,806,728*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.24%**
14.	TYPE OF REPORTING PERSON OO (limited liability company)

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

1.	NAMES OF REPORTING PERSONS Cherokee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 1,806,728*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.24%**
14.	TYPE OF REPORTING PERSON OO (limited liability company)

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

1.	NAMES OF REPORTING PERSONS Reid M. Zeising
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 1,806,728*
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER 435,404

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,728*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.24%**
14.	TYPE OF REPORTING PERSON IN

*	Beneficial ownership of 1,371,324 shares of the common stock of Back Yard Burgers, Inc. referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Stockholder Voting Agreements described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of such 1,371,324 shares of common stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

**	The calculation of the percentage is based on 5,126,688 shares of common stock being issued and outstanding as of July 31, 2007, as set forth in Back Yard Burgers, Inc.’s 10-Q for the quarterly period ended June 30, 2007.

Introductory Note.

This Amendment No. 5 (as defined herein) is filed by BBAC, LLC (“BBAC”), Cherokee Advisors, LLC (“Cherokee”) and Reid M. Zeising (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1.	Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Back Yard Burgers, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 5 amends the initial statement on Schedule 13D filed by the Reporting Persons on June 5, 2006, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 24, 2006, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 5, 2006, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on December 7, 2006, and Amendment No. 4 to Schedule 13D filed by the Reporting Persons on June 12, 2007 (the “Amended Statement” and, collectively with this Amendment No. 5, the “Statement”). The address of the Issuer’s principal executive office is 1657 N. Shelby Oaks Drive, Suite 105, Memphis, Tennessee 38134.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following at the end of Item 3:

Effective as of September 30, 2007, BBAC entered into amendments to the commitment letters with Regions Bank (“Regions”) and Harbert Mezzanine Partners II, L.P. (“Harbert”) that extend the expiration date of each commitment letter until October 31, 2007 and with respect to the Regions commitment letter modifies the commitment letter with respect to the matters described below.

On August 14, 2007, the Issuer reported that a putative class action complaint captioned Plank v. Back Yard Burgers, Inc., et al., Civil Action File No. 07-2499, had been served on the Issuer and other unnamed defendants that alleged violations of the federal Fair and Accurate Credit Transactions Act and the Tennessee Consumer Protection Act (the “Lawsuit”). The Lawsuit was settled by the Issuer with the plaintiff on an individual basis and dismissed on September 14, 2007. The parties did not request nor did the court make any ruling with respect to the certification of any putative class as alleged in the complaint.

The Reporting Persons requested Regions and Harbert to extend the expiration dates of their respective commitment letters so that the Reporting Persons, Regions and Harbert would have additional time to investigate and evaluate the facts surrounding the allegations made in the Lawsuit and their impact on the conditions in the commitment letters and the Merger Agreement. The Reporting Persons have requested and received certain information from the Issuer and the Issuer is in the process of producing additional information or obtaining it from third parties.

The amendments to the commitment letters are attached as Exhibit P and Exhibit Q and are incorporated by reference in their entirety into this Item 3.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by deleting in its entirety the last paragraph of Item 6 and replacing it with the following:

The information set forth in Items 3, 4 and 5, as amended from time to time, is incorporated herein by reference. Other than as described elsewhere in this Statement and as previously reported, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer’s Common Stock which are required to be described hereunder.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by adding the following exhibits:

Exhibit P:	Amendment to Regions Bank Commitment Letter

Exhibit Q:	Amendment to Harbert Mezzanine Partners II, L.P. Commitment Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

September 30, 2007 (Date) BBAC, LLC

By:	Reid M. Zeising
Chairman

/s/ Reid M. Zeising
(Signature)

CHEROKEE ADVISORS, LLC

By:	Reid M. Zeising
Managing Member

/s/ Reid M. Zeising
(Signature)

REID M. ZEISING

/s/ Reid M. Zeising
(Signature)